Pamela Poland Chen To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

September 9, 2024

By EDGAR

Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	5C Lending Partners Corp. (the “Company”) Registration Statement on Form 10 (File No. 000-56665)

Dear Mr. Brodsky:

Reference is made to Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended (the “Registration Statement”) filed with the Securities and Exchange Commission on August 13, 2024. This letter responds to comments you provided in telephone calls with Pamela P. Chen of Kirkland & Ellis LLP on August 28, 2024 and September 4, 2024 regarding the Registration Statement.

Set forth below is a summary of the comments and the Company’s responses thereto. For the convenience of the Staff, the comments have been repeated in the headings below, and the Company’s responses follow. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

1.          Relating to Comment 8 in the Staff’s letter dated July 30, 2024 to the Company regarding the Registration Statement (the “First Comment Letter”), please indicate supplementally whether the Company intends to invest 10% or more of its net assets in foreign securities that are not publicly traded in the United States and, if so, please add or direct us to disclosure regarding the expertise of the Advisor with respect to foreign investments.

Response: Although the Company does not currently intend to invest 10% or more of its net assets in foreign securities that are not publicly traded in the United States, the Company may from time to time invest more than 10% of its net assets in such securities. Accordingly, the Company will add the following underlined disclosure in the “Management of the Company – Portfolio Management” section of the Company’s Private Placement Memorandum.

Subject to the overall supervision of the Board, the Advisor will be responsible for managing the Company’s day-to-day investment operations and business affairs, including implementing investment policies and strategic initiatives set forth by the Investment Team, a dedicated team of

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai

Securities and Exchange Commission

September 9, 2024

investment professionals focused primarily on the Company’s business. The Investment Team is led by the Company’s Co-Chairs and Co-Presidents, Thomas Connolly and Michael Koester, who have substantial experience in alternative investment management. The Investment Team also has extensive experience investing in non-U.S. markets, including portfolio management responsibilities for global credit strategies.

2.	Relating to Comment 22 in the First Comment Letter:

a.	Please confirm supplementally, if accurate, that the “Subscription Agreements” referenced on page 27 of the Amendment will not create variations in terms of agreements for any shareholders.

b.	Please also confirm supplementally that only terms associated with administrative, tax or other operational matters will vary by Subscription Agreement. If so, please insert the following disclosure:

“The Company and/or its Advisor have entered into or may enter into Subscription Agreements with Company shareholders. As a result of such agreements, certain Company shareholders may be provided with certain terms that other Company shareholders will not receive. None of these agreements have or will have the effect of creating different investment terms in the Company and primarily or will primarily address administrative, tax or other operational matters. The Company represents that neither the Company and/or the Advisor have entered or will enter Subscription Agreements with Company shareholders related to their investment in the Company that contravene applicable law, including the 1940 Act and the Advisers Act.”

Response: The Company supplementally confirms that only terms primarily associated with administrative, tax or other operational matters will vary by Subscription Agreement and will add the requested disclosure to the Company’s Private Placement Memorandum.

3.          Please supplementally explain how the issuance of preferred shares will impact Company expenses and, if so, consider adding disclosure to explain the impact.

Response: The offering expenses relating to the issuance of preferred shares will be capitalized as a deferred charge and will be amortized to expense over 12 months from the commencement of operations and will be reflected accordingly in the financial statements of the Company. The Company directs the Staff to the disclosure in the Notes to the Financial Statements, contained in Item 13 of the Amendment, as well as Item 1A of the Amendment regarding the impact of the issuance of preferred shares, including the dividends payable on the preferred shares, as contained in the Risk Factors, “If the Company issues preferred stock or convertible debt securities, the net asset value of the Company’s Common Stock may become more volatile” and “Preferred stock could be issued with rights and preferences that would adversely affect holders of the Company’s Common Stock, including the right to elect certain members of the Board of Directors and have class voting rights on certain matters.”

4.          Please supplementally confirm whether the compliance policies of the Advisor and 5C Investment Partners Advisor LLC (“5C Advisor”) address conflicts and information sharing with respect to the Company.  If so, please share what policies govern with respect to the Company.

Securities and Exchange Commission

September 9, 2024

Response: The Company confirms that the compliance policies of each of the Advisor and 5C Advisor address conflicts and information sharing with respect to the Company, including policies relating to conflicts of interest, to the protection of confidential information and to the use of material nonpublic information.

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If you have any questions, please feel free to contact the undersigned by telephone at 212.341.7825 (or by email at pamela.chen@kirkland.com). Thank you for your attention to this matter.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen

cc:	Nicole M. Runyan, P.C., Kirkland & Ellis LLP
Thomas Connolly, 5C Lending Partners Corp.
Michael Koester, 5C Lending Partners Corp.
Jason Roos, 5C Lending Partners Corp.